Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabel le CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Tempa Rossa Project Officially Launched in Italy
Paris, September 22, 2006 — Total has signed the final agreement with the Basilicata regional authorities in southern Italy to implement the development of the Tempa Rossa field. This agreement also defines the Group’s environmental commitments and includes a project defining social actions with the Basilicata region.
Tempa Rossa was discovered in 1989 in the southern Apennines. The exploitation scheme comprises six production wells—five of which have already been drilled—tied into a production center. Storage for liquefied petroleum gas will be also built on the site and the oil will be piped to the terminal of the Taranto refinery.
With initial production in 2010 and peak production of around 50,000 barrels of oil per day, the Tempa Rossa field will significantly increase Italy’s oil and gas production.
Total is the operator with a 50% interest, alongside partners ExxonMobil subsidiary, Esso Italiana s.r.l. (25%), and Shell (25%).
Total has had operations in Italy for around 50 years. Its interests include stakes in other exploration licenses in the Apennines, a 71.9% stake in the Rome refinery and a retail network of more than 1,400 service stations.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

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